82-51

TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03003738

03 FEB 10 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	February 7, 2003 Time: 12:00 p.m. MDT
Number of Pages (including Cover)	2

SUPPL

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Re: News Release

Please see attached news release scheduled to cross the Canada News Wire immediately:

TransCanada Corrects Newspaper Report

dlo 2/10

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: ______

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TransCanada
In business to deliver™

NewsRelease

TransCanada Corrects Newspaper Report

CALGARY, Alberta – February 7, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited corrected a report in some Alberta newspapers today that incorrectly stated TransCanada Power, L.P. was conducting a feasibility study on the potential to construct NorthernLights Transmission -- an electricity transmission line from Alberta to the United States Pacific Northwest. The feasibility study on NorthernLights is being conducted by the power group at TransCanada PipeLines Limited, not through TransCanada Power, L.P.

TransCanada PipeLines Limited is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. Upon closing of its Bruce Power transaction, TransCanada will own or have interests in, control, manage or be constructing facilities for more than 4,000 megawatts of power -- an amount of power that can meet the needs of about four million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

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RECEPTION OK

TX/RX NO	8397
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	02/07 13:51
USAGE T	00'50
PGS.	2
RESULT	OK

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RECEPTION OK

TX/RX NO	8398
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	
ST. TIME	02/08 13:30
USAGE T	00'33
PGS.	1
RESULT	OK